082-04743

Hilasal

MEXICANA S.A.B. DE C.V.

Second Quarter Report 2008

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007 **NOT CONSOLIDATED**

(Thousands of Mexican Pesos) **Final Printing**

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	**TOTAL ASSETS**	**669,532**	**100**	**666,298**	**100**
s02	**CURRENT ASSETS**	**275,487**	**41**	**261,098**	**39**
s03	CASH AND SHORT-TERM INVESTMENTS	517	0	169	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	102,483	15	135,970	20
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	15,202	2	11,139	2
s06	INVENTORIES	157,285	23	113,820	17
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**0**	**0**	**0**	**0**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**380,204**	**57**	**394,593**	**59**
s13	LAND AND BUILDINGS	184,071	27	183,808	28
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	645,057	96	607,105	91
s15	OTHER EQUIPMENT	111,744	17	109,600	16
s16	ACCUMULATED DEPRECIATION	575,159	86	528,382	79
s17	CONSTRUCTION IN PROGRESS	14,491	2	22,462	3
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**13,841**	**2**	**10,607**	**2**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**364,297**	**100**	**343,718**	**100**
s21	**CURRENT LIABILITIES**	**147,376**	**40**	**138,610**	**40**
s22	SUPPLIERS	40,273	11	32,278	9
s23	BANK LOANS	85,443	23	79,342	23
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	10,765	3	12,728	4
s26	OTHER CURRENT LIABILITIES WITHOUT COST	10,895	3	14,262	4
s27	**LONG-TERM LIABILITIES**	**152,868**	**42**	**140,178**	**41**
s28	BANK LOANS	152,868	42	140,178	41
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**0**	**0**	**0**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**64,053**	**18**	**64,930**	**19**
s33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**305,235**	**100**	**322,580**	**100**
s36	**CONTRIBUTED CAPITAL**	**249,401**	**82**	**249,391**	**77**
s79	CAPITAL STOCK	198,309	65	198,302	61
s39	PREMIUM ON ISSUANCE OF SHARES	51,092	17	51,089	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**55,834**	**18**	**73,189**	**23**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	383,837	126	383,392	119
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	-328,003	-107	-310,203	-96
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**517**	**100**	**169**	**100**
s46	CASH	367	71	46	27
s47	SHORT-TERM INVESTMENTS	150	29	123	73
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**13,841**	**100**	**10,607**	**100**
s48	DEFERRED EXPENSES (NET)	13,841	100	10,607	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**147,376**	**100**	**138,610**	**100**
s52	FOREIGN CURRENCY LIABILITIES	116,754	79	105,796	76
s53	MEXICAN PESOS LIABILITIES	30,622	21	32,814	24
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**10,895**	**100**	**14,262**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	3,212	29	3,737	26
s68	PROVISIONS	1,824	17	1,638	11
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	5,859	54	8,887	62
s105	BENEFITS TO EMPLOYEES	0		0	
s27	**LONG-TERM LIABILITIES**	**152,868**	**100**	**140,178**	**100**
s59	FOREIGN CURRENCY LIABILITIES	152,868	100	140,178	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**64,053**	**100**	**64,930**	**100**
s66	DEFERRED TAXES	62,241	97	63,582	98
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	1,812	3	1,348	2
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	**CAPITAL STOCK**	**198,309**	**100**	**198,302**	**100**
s37	CAPITAL STOCK (NOMINAL)	48,417	24	48,417	24
s38	RESTATEMENT OF CAPITAL STOCK	149,892	76	149,885	76

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**383,837**	**100**	**383,392**	**100**
s93	LEGAL RESERVE	24,272	6	23,790	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,531	2	8,498	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	353,591	92	344,461	90
s45	NET INCOME FOR THE YEAR	-2,557	0	6,643	2
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**-328,003**	**100**	**-310,203**	**100**
s70	ACCUMULATED MONETARY RESULT	-141,362	43	-139,382	45
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	-114,661	35	-98,841	32
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-71,980	22	-71,980	23
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	128,111	122,488
s73	PENSIONS AND SENIORITY PREMIUMS	1,812	1,348
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	210	240
s76	WORKERS (*)	527	652
s77	OUTSTANDING SHARES (*)	129,986,946	129,962,146
s78	REPURCHASED SHARES (*)	9,453,054	9,477,854
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

NOT CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	**NET SALES**	**179,064**	**100**	**231,266**	**100**
r02	COST OF SALES	148,743	83	177,748	77
r03	**GROSS PROFIT**	**30,321**	**17**	**53,518**	**23**
r04	GENERAL EXPENSES	34,410	19	35,777	15
r05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**-4,089**	**-2**	**17,741**	**8**
r08	OTHER INCOME AND (EXPENSE), NET	-1,563	0	130	0
r06	COMPREHENSIVE FINANCING RESULT	2,104	1	-8,710	-4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**-3,548**	**-2**	**9,161**	**4**
r10	INCOME TAXES	-991	0	2,518	1
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-2,557**	**-1**	**6,643**	**3**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET INCOME**	**-2,557**	**-1**	**6,643**	**3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILÀSAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
R		Amount	%	Amount	%
r01	**NET SALES**	**179,064**	**100**	**231,266**	**100**
r21	DOMESTIC	112,412	63	134,292	58
r22	FOREIGN	66,652	37	96,974	42
r23	TRANSLATED INTO DOLLARS (***)	6,297	4	8,598	4
r08	**OTHER INCOME AND (EXPENSE), NET**	**-1,563**	**100**	**130**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	-1,563	100	130	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**2,104**	**100**	**-8,710**	**100**
r24	INTEREST EXPENSE	9,024	429	9,357	-107
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	20	1	22	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	11,108	528	-60	1
r28	RESULT FROM MONETARY POSITION	0	0	685	-8
r10	**INCOME TAXES**	**-991**	**100**	**2,518**	**100**
r32	INCOME TAX	727	-73	2,518	100
r33	DEFERRED INCOME TAX	-1,718	173	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	207,094	257,351
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	378,472	451,931
r39	OPERATING INCOME (**)	10,162	35,942
r41	NET INCOME (**)	398	18,019
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	14,968	14,771

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

FROM APRIL1 TO JUNE 30 OF 2008

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	**NET SALES**	**88,399**	**100**	**109,118**	**100**
rt02	COST OF SALES	70,877	80	86,713	79
rt03	**GROSS PROFIT**	**17,522**	**20**	**22,405**	**21**
rt04	GENERAL EXPENSES	17,297	20	17,762	16
rt05	**INCOME (LOSS) AFTER GENERAL EXPENSES**	**225**	**0**	**4,643**	**4**
rt08	OTHER INCOME AND (EXPENSE), NET	-1,576	-2	44	0
rt06	COMPREHENSIVE FINANCING RESULT	2,662	3	-1,310	-1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**1,311**	**1**	**3,377**	**3**
rt10	INCOME TAXES	369	0	949	1
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**942**	**1**	**2,428**	**2**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET INCOME**	**942**	**1**	**2,428**	**2**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**88,399**	**100**	**109,118**	**100**
rt21	DOMESTIC	59,131	67	59,978	55
rt22	FOREIGN	29,268	33	49,140	45
rt23	TRANSLATED INTO DOLLARS (***)	2,818	3	4,403	4
rt08	**OTHER INCOME AND (EXPENSE), NET**	**-1,576**	**100**	**44**	**100**
rt49	OTHER INCOME AND(EXPENSE), NET	-1,576	100	44	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**2,662**	**100**	**-1,310**	**100**
rt24	INTEREST EXPENSE	4,392	165	4,713	-360
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	13	0	8	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	7,041	265	3,951	-302
rt28	RESULT FROM MONETARY POSITION	0	0	-556	42
rt10	**INCOME TAXES**	**369**	**100**	**949**	**100**
rt32	INCOME TAX	378	102	2,706	285
rt33	DEFERRED INCOME TAX	-9	-2	-1,757	-185

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**
QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

NOT CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,386	7,321

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	**NET INCOME**	**-2,557**	**6,440**
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	15,178	14,250
c03	**RESOURCES FROM NET INCOME FOR THE YEAR**	**12,621**	**20,690**
c04	RESOURCES PROVIDED OR USED IN OPERATION	-20,717	-18,511
c05	**RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES**	**-8,096**	**2,179**
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	10,971	7,688
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	-7	-3,082
c08	**RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES**	**10,964**	**4,606**
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-4,520**	**-7,532**
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	-1,652	-747
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,169	916
c12	**CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD**	**517**	**169**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: **02** YEAR: **2008**

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES**	**15,178**	**14,250**
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	14,968	14,771
c41	+ (-) OTHER ITEMS	210	-521
c04	**RESOURCES PROVIDED OR USED IN OPERATION**	**-20,717**	**-18,511**
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,009	-25,890
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	-24,773	4,915
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-4,997	47
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,107	-5,707
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	2,937	8,124
c06	**RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES**	**10,971**	**7,688**
c23	+ BANK FINANCING	10,971	7,688
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	**RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES**	**-7**	**-3,082**
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	-2,920
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	-7	-162
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	**RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES**	**-4,520**	**-7,532**
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-9,104	-10,383
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	4,584	2,851
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	-3,548	8,881
e02	+(-) ITEMS NOT REQUIRING CASH	-3,927	1,696
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	14,968	14,771
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	9,024	9,085
e05	**CASH FLOW BEFORE INCOME TAX**	16,517	34,433
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-30,310	-26,074
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	-13,793	8,359
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-4,520	-14,267
e09	**FINANCING ACTIVITIES**	-18,313	-5,908
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	16,661	5,161
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	-1,652	-747
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	2,169	916
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	517	169

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 02 | YEAR: 2008

HILASAL MEXICANA S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

DESGLOSE DE MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

REF E	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+(-) ITEMS NOT REQUIRING CASH**	-3,927	1,696
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	-3,927	1,696
e03	**+(-) ITEMS RELATED TO INVESTING ACTIVITIES**	14,968	14,771
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	14,968	14,771
e19	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+ IMPAIRMENT LOSS	0	0
e21	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
e22	(-) DIVIDENDS RECEIVED	0	0
e23	(-) INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0
e04	**+(-) ITEMS RELATED TO FINANCING ACTIVITIES**	9,024	9,085
e25	+ ACCRUED INTEREST	9,024	9,085
e26	+(-) OTHER ITEMS	0	0
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-30,310	-26,074
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	2,326	-25,916
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	-24,773	4,926
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-8,207	-950
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	2,107	-5,711
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	-1,146	4,950
e32	+(-) INCOME TAXES PAID OR RETURNED	-617	-3,373
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-4,520	-14,267
e33	- PERMANENT INVESTMENT IN SHARES	0	0
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-4,520	-14,267
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+ INTEREST RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	0	0
e10	**NET CASH FROM FINANCING ACTIVITIES**	16,661	5,161
e45	+BANK FINANCING	213,361	170,947
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	-189,850	-161,719
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	5,888
e52	(-) DIVIDENDS PAID	0	0
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	-6,843	-9,791
e56	- REPURCHASE OF SHARES	-7	-164
e57	+(-) OTHER ITEMS	0	0

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.13	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0	
d08	CARRYNG VALUE PER SHARE	$	2.35		$	2.48	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0.51	times		0.56	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		392.00	times		10.04	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS **NOT CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	-1.43	%	2.87	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	0.13	%	5.59	%
p03	NET INCOME TO TOTAL ASSETS (**)	0.06	%	2.70	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	0	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	-0.00	%	10.31	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.57	times	0.68	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIP.(NET) (**)	1.00	times	1.15	times
p08	INVENTORIES TURNOVER (**)	1.91	times	3.02	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	90	days	92	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.75	%	8.15	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	54.41	%	51.59	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.19	times	1.07	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	74.01	%	71.56	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	40.21	%	35.52	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	-0.45	times	1.90	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.04	times	1.31	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.87	times	1.88	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.80	times	1.06	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.76	times	0.76	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	0.35	%	0.12	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Segundo Trimestre del 2008 Julio del 2008

La empresa implementa plan de reestructura

Comentarios del Trimestre
Valores en término de dólares

Frente a la recesión económica en Estados Unidos, un mercado nacional débil, el incremento en materia prima y energéticos, la empresa implementó plan de reestructura que considera incremento de precios, introducción de nuevos productos, desarrollo de nuevos canales de comercialización, así como reducciones de gastos.
Las ventas totales se reducen 12.7%.
La venta en el mercado nacional se incrementa 6.4%.
La venta de exportación disminuye 36.0%.

• Estado de Resultados 2T08 vs 2T07 (abril- junio)

Las ventas totales continúan afectadas por la recesión económica en Estados Unidos y un débil mercado doméstico. Este trimestre la venta fue menor 10.3% en volumen, 12.7% en dólares y 19.0% en pesos.

La venta nacional se incrementa 13.1% en volumen, 6.4% en dólares y se reduce 1.4% en pesos.

Las ventas en exportación se reduce 38.6% en volumen, 36.0% en dólares y 40.4% en pesos por una disminución en el consumo y una comparación no favorable toda vez que en 2007 se realizó la venta inicial de un programa de toalla con una tienda departamental en Estados Unidos.

El margen bruto, presionado por el incremento en el precio del algodón e insumos, se ubica en 19.8% respecto del 20.5% en el mismo periodo de 2007.

Los gastos generales se reducen 2.6% en términos reales y representan el 19.6% de la venta. Los gastos de venta incrementan 3.7% y se ubican con respecto a ventas en el 10.6% en comparación al 8.3% del 2T-07. Los gastos de administración se reducen 9.1% y representan el 9.0% respecto a ventas en comparación al 8.0% del 2T-07.

La utilidad operativa representó el 0.3% de la venta comparada con 4.3% al 2T-07.

La UAFIDA se ubicó en 8.6% sobre ventas comparada con 11.0% al 2T-07.

Otros Ingresos y Gastos, neto
Representa principalmente el costo de las indemnizaciones por reducción de personal.

Resultado Integral de Financiamiento
El resultado integral de financiamiento, incidido por la paridad cambiaria, fue favorable por $2.6 millones de pesos en el 2T-08 en comparación a pérdida por $1.3 millones de pesos en el 2T-07.

Los intereses pagados aumentaron 0.2% en dólares reduciéndose 6.8% en pesos por incremento en deuda y apreciación de peso respecto al dólar. Los intereses

netos con respecto a ventas representan el 4.9% en comparación del 4.3% al 2T-07. La tasa anualizada promedio de préstamos fue de 6.05% en dólares.

La paridad cambiaria al 2T-08 resultó favorable por $7.0 millones comparada con utilidad de $3.9 millones de pesos al 2T-07.

En apego a lo dispuesto en la NIF B-10, el ejercicio 2008 presenta un cambio de entorno económico, de inflacionario a no inflacionario por lo que no debe calcularse Repomo.

Impuestos a la utilidad
Se reconoce la provisión correspondiente a ISR diferido.

Utilidad Neta
El resultado del trimestre presenta utilidad de $942 mil pesos, comparable con utilidad de $2.4 millones al 2T-07.

• Resultados Últimos Doce Meses 2008 vs 2007 (julio - junio)

Las ventas totales se reducen 11.7% en volumen, 12.0% en dólares y 16.3% en pesos.

Las ventas nacionales disminuyen 6.4% en volumen, 9.7% en dólares y 14.3% en pesos.

Las exportaciones se reducen 19.2% en volumen, 15.5% en dólares y 19.2% en pesos.

El margen bruto pasa del 24.0% al 20.8%.

Los gastos generales se ubican en 18.1% sobre ventas. Los gastos de venta se reducen 6.4% ubicándose en 9.3% sobre ventas y se compara al 8.3% en 2007. Los gastos de administración se reducen 4.8%. Su proporción con respecto a ventas es 8.8% comparado con 7.7% en 2007.

El margen de operación se reduce al pasar de 8.0% al 2.7%.

La UAFIDA disminuye al pasar del 14.6% al 10.2% con respecto a ventas.

Otros ingresos y gastos, neto
En 2006 este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar, para 2007, esta partida se incluye en el costo de ventas. En 2007 se registran los gastos incurridos por la suspensión de gas natural derivado de los atentados a las instalaciones de Pemex y la provisión de PTU del ejercicio. En 2008 incluye el costo de indemnizaciones de personal.

Resultado Integral de Financiamiento

El resultado integral de financiamiento a 2008 representó $7.3 millones pesos en comparación de $8.2 millones de pesos al ejercicio 2007.

Los intereses pagados se incrementan 3.2% al pasar de $17.8 a $18.4 millones de pesos. Los intereses netos en su relación a ventas representan el 4.8% en 2008 en comparación a 3.9% de 2007.

La cobertura UAFIDA a intereses pagados fue de 2.2 veces.

La paridad cambiaria representó una utilidad por $6.8 millones de pesos en el 2008 comparado con utilidad de $4.5 millones al 2007.

El Repomo al 2008 fue favorable por $4.2 millones de pesos, comparado con $5.0millones de pesos del 2007.

Impuestos a la utilidad

En este rubro se registran las provisiones de ISR e ISR diferido.

La utilidad neta fue de $398 mil pesos y se compara con los $18.0 millones del 2007.

• Balance al 30 de junio 2008 vs 30 de junio 2007.

De conformidad a lo establecido en la NIF B-10, el periodo 2008 presenta un cambio de entorno económico, de inflacionario a no inflacionario. Para efectos de comparación, las cifras de ejercicios anteriores se expresan en pesos de la fecha de última actualización, siendo esta diciembre de 2007. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 8.6% en pesos y 0.5% en dólares. La cartera se reduce 24.6% en pesos y 18.6% en dólares. Los inventarios se incrementan 38.2% en pesos y 49.3% en dólares. El activo fijo disminuyó 3.6% en pesos y aumentó 4.1% en dólares.

El pasivo total se incrementa 6.0% en pesos y 14.5% en dólares. La deuda con costo se incrementa 17.3% para ubicarse en US$ 23.1 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 78.0%.

El capital contable pasó de $322.5 a $305.2 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $17.8 millones de pesos.

• Asuntos Generales

La administración de la empresa implementó durante este segundo trimestre un plan de reestructura para hacer frente al entorno económico que ha incidido en una menor demanda por parte de los clientes nacionales y de exportación, en el incremento de los comodities (algodón) y el incremento en insumos y energéticos. Este plan incluye acciones en las áreas de ventas y operación de la empresa, entre otras: incremento gradual en los precios de nuestros productos, incorporación de nuevos productos, desarrollo de nuevos canales de comercialización, reducción de costos y gastos.

La administración considera que aún cuando los efectos iniciales de este plan se observan en este trimestre, será en el segundo semestre del año cuando se reflejen de manera objetiva.

En el mes de abril la Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía emitió resolución imponiendo cuota compensatoria a la importación de tela en rollo de toalla estampada procedente de China. Esta resolución es favorable a Hilasal y desfavorable a empresas importadoras que eludían el impuesto.

La empresa sigue en espera de las resoluciones de los juicios que mantiene 1) ante la SHCP por su criterio de administrarse libremente a través de un Comité Ejecutivo, y 2) ante el Tribunal Fiscal de la Federación por un crédito fiscal de $8 millones de pesos derivado de la importación de hilo, y del cual Aduanas emitió resolución favorable a Hilasal.

El índice de bursatilidad de la empresa pasó de la posición 110 en marzo a la posición 115 a junio del 2008

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
NA		0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL**

QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
NA		0	0	0	0
		0	0	0	0
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
	YES										0	0	0	0	0	0
BANCOMEXT	YES	29/09/2006	17/03/2011	6.00							0	0	0	10,303	0	0
BANCOMEXT	YES	29/09/2006	17/03/2011	6.00							0	0	0	10,303	0	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.00							0	0	0	10 303	0	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.00							0	0	0	10,303	0	0
BANCOMEXT	NOT	29/09/2006	17/03/2011	6.00							0	0	0	10 303	0	0
	NOT										0	0	0	0	0	0
SECURED																
GE CAPITAL	NOT	19/12/2007	01/01/2015	6.60							0	6,783	9,505	10 217	10 937	63 413
BBVA BANCOMER	NOT	28/04/2006	28/04/2009	5.365							0	1 311	0	0	0	0
BBVA BANCOMER	NOT	22/12/2006	22/12/2009	4.78							0	3,746	1,873	0	0	0
BBVA BANCOMER	NOT	15/10/2007	15/10/2011	6.575							0	1,545	1,545	1,545	1,545	773
COMMERCIAL BANKS																
OTHER																
BANCO DEL BAJIO	NOT	29/04/2008	25/07/2008	4.568							0	10,303	0	0	0	0
BCI	NOT	20/05/2008	14/11/2008	4.416							0	15,454	0	0	0	0
BCI	NOT	14/03/2008	10/09/2008	4.259							0	7,727	0	0	0	0
HSBC	NOT	29/05/2008	27/08/2008	5.042							0	8,551	0	0	0	0
BANAMEX	NOT	29/02/2008	28/02/2008	6.612							0	9 417	0	0	0	0
BBVA BANCOMER	NOT	20/06/2008	17/12/2008	4.42							0	20,606	0	0	0	0
	NOT										0	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL BANKS					0	0	0	0	0	0	0	85,443	12,923	63,277	12,482	64,186

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 02 YEAR: 2008

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED				14,562	0	0	0	0	0						
VARIOS	NOT										25,711	0	0	0	0	0
	NOT										0	0	0	0	0	0
TOTAL SUPPLIERS					14,562	0	0	0	0	0	25,711	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
VARIOS	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				5,295	0										
VARIOS											5,600	0				
TOTAL					5,295	0	0	0	0	0	5,600	0	0	0	0	0
TOTAL GENERAL					19,857	0	0	0	0	0	31,311	85,443	12,923	63,277	12,482	64,186

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	**3,052**	**31,449**	**26**	**263**	**31,712**
LIABILITIES POSITION	**26,139**	**269,303**	**31**	**320**	**269,623**
SHORT-TERM LIABILITIES POSITION	11,301	116,435	31	320	116,755
LONG-TERM LIABILITIES POSITION	14,838	152,868	0	0	152,868
NET BALANCE	**-23,087**	**-237,854**	**-5**	**-57**	**-237,911**

(1) AT OBSERVATIONS MUST BE SPECIFIED THE CURRENCY AND EXCHANGE RATE

NOTES

OTRAS MONEDAS INCLUYE VALORES EN EUROS A UN TC DE 16.3887 Y FRANCOS SUIZOS A UN TC DE 10.2191

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

2008 SE ENCUENTRA EN UN ENTORNO ECONOMICO NO INFLACIONARIO DE CONFORMIDAD CON LA NIF B-10 POR LO QUE NO APLICA EL LLENADO DE ESTE ANEXO PARA EL EJERCICIO VIGENTE.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	82.90
	OFICINAS DE REPRESENTACION EN	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
ALGODON	DUNAVANT, CARGILL, PAUL REINHA	Importación	NO	43.11
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN	Nacional	NO	11.10
MATERIAL INDIRECTO	VARIOS	Nacional	SI	4.38
				0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	1,459,138	112,412	55.00	LICENCIAS, PRESTIGE	WAL MART,
	0	0	0	ELITE, ELEGANCE	SAM'S CLUB, CHEDRAUI
	0	0	0	SAHARA,	COMERCIAL MEXICANA,
	0	0	0	BRIGHT SEASON,	COPPEL, CONTROL
	0	0	0	ROYAL CROWN	LIVERPOOL
	0	0	0	CLASSIC, TRIBUTE	EL PALACIO DE HIERRO
	0	0	0		
FOREIGN SALES					
TOALLAS	809,129	66,652	0	HILASAL Y LAS DE	JC PENNEY'S
	0	0	0	NUESTROS CLIENTES	MARMAXX, MACY'S
TOTAL		179,064			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **HILASAL** QUARTER: **02** YEAR: **2008**

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	809,129	66,652	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY'S
	0	0		NUESTROS CLIENTES	MARMAXX, MACY'S
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	66,652	

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 02 YEAR: 2008

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.34700	0	20,160,000	109,826,946	129,986,946	38,640,000	7,000	41,417
TOTAL			20,160,000	109,826,946	129,986,946	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 129,986,946

NOTES

MEXICAN STOCK EXCHANGE

 Quarter: **02** Year: **2008**

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

**MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS**

2008 Second Quarter Report July, 2008

The corporation implements a new restructure plan.

- **Commentaries of the Quarter**
  Values US Legal Currency

Considering the economic recession of United States of America, a weak national market resulted an increase in raw materials and energy materials, and the company implemented a restructure plan that will be considered an increment in price, new product development, development of new marketing strategies and commercialization channels and finally reduction of costs.

The total sales reduced 12.7%
The domestic sales in the national market increase 6.4%.
The exportation sales reduced 36.0%.

- **Resulted Balance 2Q08 vs 2Q07 (April-June)**

The total sales have been affected due the recession of United States of America and the fact of a weak national market. This quarter the sales were lower than 10.3% in volume and 12.7% in dollars, and 19.0% in pesos.

The national sales increased 13.1% in volume and increased 6.4% in dollars, and reduced 1.4% in pesos.

The export sales reduced 38.6% in volume, 36.0% in dollars and 40.4% in pesos, due the fact of less consumers, and considering that during 2007 the initial sale started with a new towel in a department store in United States of America.

The gross profit ispressured as per the increment in cotton price and supplies therefore is located in 19.8% regarding 20.5% in the same period of 2007.

The operational profit represents 0.3% of the sales compared with the 4.3% during the 2Q07.

Integral Cost of Financing
The integral cost of financing was in favor by $2.6 million pesos during 2Q08 comparing to the $1.3 million pesos during the 2Q07.

The interests paid increased 0.2% in dollars reducing 6.8% in pesos due the increment of debt and appraisal in pesos regarding U.S. dollars. The sales net interests represented 4.9% comparing 4.3% during the 2Q07. The loan average annual rate was 6.05% in U.S. dollars.

The exchange parity in 2Q08 resulted in profit of $7.0 Million compared with the loss of $3.9 Million pesos in the 2Q08.

Taxes to Profit.
It was recognized the tax derived from the Income Tax (ISR).

Net Profit.
The results of this quarter reflect profit of $942,000 pesos, compared to the $2.4 million pesos profit of the 2Q07.

- **Last 12 months results 2008 vs 2007 (July - June)**

The total amount of sales reduced 11.7% in volume, 12.0% in dollars and 16.3% in pesos.
The national sales reduced 6.4% in volume, 9.7% in dollars and 14.3% in pesos.
The export sales reduced 19.2% in volume, 15.5% in dollars and 19.2% in pesos.
The gross margin passed from 24.0% to 20.8%.
The general expenses are 18.1% over sales.
The administration expenses improved by reducing 6.4% and are located in 9.3% over sales which is compared to 8.3% in 2007.

Other income and cost, net
In 2007, it will be registered the expenses incurred due the fact of suspension of natural gas supply derived from the attacks to the Pemex Installations and the provisions of the PTU of such fiscal year. During 2008 it will be included an indemnification cost to labor personnel.

Integral Cost of Financing
The integral cost of financing in 2008 represented $7.3 million pesos comparing $8.2 million pesos in 2007.

The net interest in sales represents 4.8% in 2008 comparing the 3.9% in 2007.
The exchange parity represented a profit of $6.8 million pesos in 2008 comparing the $5.0 million pesos in 2007.

Taxes, PTU and D- 4.
It is registered the Income Tax and differed Income Tax provisions.

Net Profit
The net profit represents an increase of 398,000 which is compared to 18.0 million pesos in 2007.

- **Balance as of June 30th, 2008 vs. June 30th, 2007.**

According to the provisions of the NIF B-10, the period 2008 presents a change in the economic aspect from inflation to non inflation. The comparing effects of numbers in other periods are expressed in pesos as of December 2007. These effects will cause variation when it is compare the numbers in pesos and dollars.

The total assets increased 8.6% in pesos and 0.5% in dollars. The portfolio reduced 24.6% in pesos and 18.6% in dollars. The inventories increased 38.2% in pesos and 49.3% in dollars.

The fixed assets reduced 3.6% in pesos and increased 4.1% in dollars.

The total liabilities increased 9.1% in pesos and 16.9% in dollars due the investments performed in the 2Q08, and adjustment of the working capital to the current sales.

The debt of cost increased 6.0% in pesos and 14.5 in dollars. The debt increased 17.3% and is located in US$ 23.1 million, having the company a relation of the liability with capital cost of 78.0%.

The accounting capital moved from 322.5 to 305.2 million pesos.

General Issues.

The management of the corporation implemented during this second quarter of the year a restructure plan in order to affront the economic situation that have caused a less demand by the national clients and exports, as per the increment of cotton and the increase in the supplies. This plan will take action in the sales and operation areas of the Company and will have new products and develop new marketing and commercialization channels reducing costs.

END